UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Life Spectacular, Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-3571886
(State or other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or organization)

7901 4th St. N STE 4916
St. Petersburg, FL	33702
(Address of principal executive offices)	(Zip Code)

(415) 439-3421
Issuer’s telephone number, including area code

Units

Series A Preferred Stock

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Proven” or “the company” mean Life Spectacular, Inc., a Delaware corporation doing business as Proven Skincare, and its consolidated subsidiaries.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1. BUSINESS

Overview

Life Spectacular is a private company that develops, produces and distributes skincare products under the brand name of PROVEN Skincare.

The company’s skincare products are formulated with insights from the company’s proprietary skin knowledge database, named the Skin Genome Project. This database encompasses scientific papers on skin and consumer reviews, and a large number of beauty products and ingredients.

The company’s skincare products are tailored to a customer’s specific needs, which we ascertain via a comprehensive consumer questionnaire which we call the Skin Genome Quiz on our website. Once a customer completes this questionnaire, which takes under three minutes to complete, we are able to analyze the needs of the customer and provide them with a well-matched set of skincare products produced by the company. Once a customer purchases the products, the company ships the appropriate products directly to a customer’s address.

Principal Products and Services

The company’s products consist of different formulations of three-product set: a face cleanser, a night moisturizer and a day moisturizer with sun protection. Most of the company’s customers purchase the set of all three products as there is a cost savings for purchasing the set. The set of products usually last about 2-4 months. And most of the company’s customers subscribe to receive their skincare set every 2-4 months.

We disclose all ingredients that will be included in their products prior to their purchase of the products, and the company’s products are currently sold exclusively online through our website.

Market

The global skin care market is estimated to be $155 billion in 2021 and is expected to reach $189 billion by 2025. We currently operate in the United States and have recently entered Canada. The United States skin care market in 2021 is about $17.6 billion dollars. The company intends to explore expansion into other countries, such as the UK and parts of the EU, over the next twelve months.

Competition

The skincare industry is highly crowded and competitive, and the company faces significant competition. As such, the company may be unable to acquire significant market share. We compete on the basis of our differentiation as a customized skincare provider and a brand that is founded by minority, female founders, and one that is powered by data.

Online Competitors

The company competes with online competitors like Paula’s Choice, Glossier, BeautyCounter and Tatcha, as well as online customized competitors like Curology (primarily focused on acne treatments), Function of Beauty (started in customized hair, and moved into customized body and skin), Atolla (customized serum), Skinsei (Unilever’s sub-brand effort at customized skin), and various other small entries without much scale and various large companies trying to use existing brands.

Large Incumbents

L’Oreal, NIVEA, and Estee Lauder are just a few of the other companies we compete against. The strategy of large incumbent brands is fundamentally to sell as many of the same products to as many customers as possible, resulting in the one-size-fits all nature of many skin care products.

We encourage product loyalty by having a subscription program, where people can receive their skin care products at a discount and at regular intervals that they dictate.

Raw Materials/Suppliers

The company’s products are mixed and assembled in a few contract manufacturing labs that conduct skincare product formulations and are located in the United States. These manufacturing labs formulate our products to our specifications then fill the formulations into company-supplied bottles and jars.

The company’s formulations undergo stringent quality control processes and testing. Our manufacturing labs comply with current Good Manufacturing Practices, or cGMP, and other regulations and requirements for quality control and quality assurance. They also comply with corresponding maintenance of records, documentation and reporting requirements.

Once our contract manufacturing labs complete the formulation and filling of our products, those filled bottles and jars are then shipped to a third-party-logistics provider located in California. The third-party-logistics provider is responsible for fulfilling individual end-consumer orders based on a warehouse-logistics software that is connected to our e-commerce platform. As customers purchase our products on our website, the purchase information is sent over to the third-party-logistics provider, who can then pick and pack the products as indicated on our requirements document, and then ship those specified products directly to the customer’s address. All packing materials are provided by the company in the effort to reduce waste and maintain sustainability.

The company is also in the process of shifting its shipping box containers as well as primary product vessels of jars and bottles so that they are all sourced from the United States. Our shipper box is made from recyclable materials, and the company invests in supply chain sustainability.

Customer complaints, when they occur, are addressed by our in-house customer support team members. Customers can email us via our customer support email, where they can expect to receive responses within a few working days. If products are not to their satisfaction, customers can receive a reformulation of products that would suit them better.

Employees

We have 21 full-time employees. As of December 31, 2021, the company has reserved 14,550,910 shares of Common Stock for issuance to officers, directors, employees and consultants of the company pursuant to its Amended and Restated 2017 Stock Plan duly adopted by the Board of Directors and approved by the company stockholders (the “Stock Plan”). Of such reserved shares of Common Stock, 295,269 shares have been issued pursuant to the exercise of outstanding stock options, 1,309,785 options to purchase shares have been granted and are currently outstanding, and 12,945,856 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan.

We plan to engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Regulation

The company has the requisite permits to operate in its current capacity, including a Seller’s Permit from the California State Board of Equalization to operate. The contract manufacturing labs who make the company’s various products all meet or exceed regulations and requirements for the manufacturing of skin care products. Some of our formulations are considered Over-The-Counter (OTC) products, and for those products that require them, we have obtained the necessary OTC registration documents from the Food and Drug Administration.

Intellectual Property

We have filed for seven patents in 2021 and one of them has been approved in 2022. Each of these patents are utility patents and are all provisional applications. These patents cover our dynamic questionnaire and product recommendation methods. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our products and formulae. We typically enter into confidentiality or license agreements with employees, consultants, and vendors in an effort to control access to and distribution of formulae, software, documentation and other information. Policing unauthorized use of this information is difficult and the steps taken may not prevent misappropriation of the information. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Litigation

From time to time, we may be involved in litigation relating to contract disputes, employment and other matters that arise in the normal course of our business, which we do not deem to be material to the business.

The Company’s Property

The company currently leases its premises and owns no significant plant or equipment. The company leases a virtual office space in St. Petersburg, Florida. The company leased the office space in 2021. The lease has been renewed in 2022 with an option to terminate at any time with 3 days written notice and month to month thereafter. The landlord may terminate the lease with 2 days advance written notice to the company.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General

We were formed as a Delaware corporation on May 15, 2017. The company develops, produces and sells skin care products directly to consumers. The company’s business model is to sell products directly to consumer via its website. Subscription sales and sales from repeat customers make up a large portion of the company’s revenue. The company differentiates its products through offering skin care formulations that are matched to address a customer’s specific skin needs, lifestyle and environmental factors.

Results of Operations

The following represents our performance highlights:

Revenues

We generate revenues exclusively from direct to consumer sales of skincare products. Revenues increased by $11,220,065 from $9,707,160 for the year ended December 31, 2020 to $20,927,225 for the year ended December 31, 2021, or by 115.6%. The increase in revenue was due primarily to an increase in the number of customers the company had in 2021 when compared to 2020, which resulted from improved brand awareness, substantial marketing, and operational improvement efforts made by the company in 2021.

Cost of Revenues

Cost of revenues consists of the costs of inventory sold, packaging materials costs, inbound freight, and customs and duties. The cost of net revenues for 2020 was $3,267,914, resulting in gross profit of $6,439,246 (a net margin of 66.3%) compared to cost of net revenues for 2021 of $5,845,762 and gross profits of $15,081,463 (a net margin of 72.1%). The improvement in margins is a result of the scale of the business and operational improvements that we have been making in 2021.

Operating Expenses

Our operating expenses consist of general, selling and administrative expenses, sales and marketing expenses, and research and development expenses. The company spends significant amounts on research and development expenses to further its product design and offerings. The company recorded total operating expenses of $9,111,587 for 2020 and $23,280,558 for 2021. Such expenses were composed of:

●	general and administrative expenses of $1,880,166 for 2020 and $2,799,713 for 2021;

●	sales and marketing expenses of $6,556,793 for 2020 and $18,244,740 for 2021; and

●	research and development expenses of $674,628 for 2020 and $2,236,105 for 2021.

The increase in our total operating expenses resulted largely from a year-over-year increase in digital marketing expenses, increases in headcount and human resource expenses, and to a lesser extent increases in research and development expenses.

Other Income (Expense)

Other income consists of interest expense, change in fair value of future equity obligations and other income. The company recorded total other income (expense) of ($201,922) for 2020 and $(53,904,220) for 2021. Such expenses were composed of:

●	Interest expenses of $163,205 for 2020 and $805,499 for 2021;

●	change in fair value of future equity obligations of $45,717 in 2020 and $52,993,704 in 2021; and

●	other income of $7,000 in 2020 and $0 for 2021.

Interest expense increased as the company entered into several short-term financing agreements during 2021. See “Liquidity and Capital Resources – Indebtedness.” During the year ended December 31, 2020, the changes in the fair value resulted from an adjustment to the terms of the underlying agreements and the valuations and estimates made to the probability of the various outcomes. In October 2021, the company completed an equity financing of Series Seed Preferred Stock, which resulted in all the then-outstanding SAFE agreements converting into 17,582,397 shares of Preferred Stock. Immediately prior to the conversion, the company recorded a fair value adjustment to reflect the number of shares that the obligations converted into at the underlying fair value of the preferred stock. At conversion, the fair value of the fair value obligations was $62,358,704, which were then converted into shares of Series Seed Preferred Stock, resulting in a change in fair value of $52,993,704. See Notes 7 and 8 to the financial statements.

Net operating loss and Net loss

Accordingly, the company’s net operating loss was $2,672,341 for 2020 and $8,094,078 for 2021; the company’s net loss was $2,874,263 for 2020 and $61,998,298 (most of it from SAFE conversions) for 2021.

Liquidity and Capital Resources

As of December 31, 2021, the company had approximately $9,112,722 in cash and cash equivalents on hand. We believe that the proceeds from the Regulation A Offering (described below) and Series A-2 Preferred Stock financing, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 36 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Merchant Advances

The company has entered into revenue-share with one lender. In connection with the agreements, the company receives an advance in the form of credit (merchant advance credit) to be used for selected vendor transactions or approved vendor transactions. The company repays its outstanding merchant advance based upon a percentage of future receivables through payment-processor receipts. The company is responsible for paying the merchant advance regardless of whether the merchant advance credit is utilized.

During the years ended December 31, 2021 and 2020, the company received merchant advances totaling $1,047,275 and $1,688,100, respectively, including transaction fees of $108,000 and $163,100, respectively. Merchant advance transaction fees are included as interest expense in the statements of operations. During the years ended December 31, 2021 and 2020, the company made repayments on merchant advances totaling $2,059,703 and $614,024, respectively. As of December 31, 2021 and 2020, amounts owed under merchant advance arrangements were $56,555 and $1,077,439, respectively.

As of December 31, 2021 and 2020, the company had $0 and $590,642 of unused merchant advance credit, which are included in prepaid expenses and other current assets in the balance sheets.

Indebtedness

In May 2020, the company entered into a loan with a lender in an aggregate principal amount of $73,800 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP loan is evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration (“SBA”). The company may apply to the lender for forgiveness of the PPP loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP loan may be accelerated upon the occurrence of an event of default. In May 2021, the company received notification of full forgiveness of the PPP Loan.

The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (“EIDL”) assistance program. On December 31, 2020, the company was notified that its EIDL application was approved by the SBA. Per the terms of the EIDL agreement, the company received total proceeds of $150,000. The Loan matures in thirty years from the effective date of the Loan and has a fixed interest rate of 3.75% per annum. The Loan has repayment terms that commence one year after the origination date.

In January 2021, the company entered into a Credit and Security Agreement for proceeds of $1,300,000. The note bore interest at 11.75% per annum and matured on January 14, 2022. The loan was fully repaid by October 2021. Interest expense was $63,967 pertaining to the loan for the year ended December 31, 2021.

The company also entered into various short-term financing agreements throughout 2021 for proceeds of $12,668,338. The loans bear interest from 7% - 8.3% and mature at various times between February 11, 2022, and September 20, 2022. Interest expense was $636,438 pertaining to these loans for the year ended December 31, 2021. Total repayments for these agreements were $7,050,404 during 2021, and $5,617,919 remained outstanding as of December 31, 2021. The Credit cap available to the Company is based on annual recurring revenue and changes periodically.

Issuances of Equity

On August 6, 2021, the company commenced an offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “Regulation A Offering”), qualifying the offer and sale of up to $60,000,000 of units consisting of .7 shares of Series A Preferred Stock of the company and .3 share of Common Stock from selling shareholders at a price of $6.60 per unit. As of March 31, 2022, the company has closed on gross proceeds of $957,541 and issued 145,082 shares of Series A Preferred Stock.

On October 26, 2021, the company closed a Series A-2 Preferred Stock financing, issuing to new investors an aggregate of 2,362,626 shares of Series A-2 Preferred Stock at a price per share of $3.5342, for total gross proceeds of $8,349,993.

Trend Information

Our primary goal is to add customers in our direct to consumer sales channel as well as strengthening our artificial intelligence and technology capabilities. As we add customers, we will be able to grow our brands. Increasing demand, along with additional media coverage in the United States, has driven and continues to drive an increase in sales for the company’s products. There are also several underlying trends that drive the growth of the sector.

With respect to growth in the skin care industry as a whole, in 2019, when the company first launched, the global skin care market was estimated to be $140 billion in size. And by 2025, it’s estimated to grow to $189.3B in size, a compound annual growth rate of 5.16%.

There has been growth in the direct-to-consumer business model due to the pandemic; as people in the United States were forced to stay home during the pandemic, more and more consumers became accustomed and open to the idea of purchasing products via the internet and through direct-to-consumer companies. This trend may abate somewhat due to the opening of the economy in future years, but changing consumer behavior that is open to online shopping may also be here to stay.

Consumers have been increasingly demanding personalized products:

●	59% of customers say that the option of personalization influences their shopping choices, according to an Infosys report.

●	A Forrester report confirmed that 77% of consumers have chosen, recommended, or paid more for a brand that provides the option to personalize.

●	The company is poised to continue to take advantage of these industry trends and continue to execute to grow in the US skin care market with our world class executive, technology and operations teams.

Impact of COVID-19 on Operations

The COVID-19 outbreak has generated unprecedented levels of economic uncertainty and it is unclear how it will impact economies, standards of living, and behavior into the future. We anticipate global responses to COVID-19 may result in increased difficulty obtaining financing to continue with development and marketing efforts. To date, our operations have been interrupted by stay-at-home orders. The company has been unable to have in person strategy meetings. We have had to do this virtually. The effect of virtual meetings on efficiency has been minimal.

Item 3. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Mingshu S. Zhao	Chief Executive Officer	38	May 15, 2017 –Present	Full-time
Zaoshi “Amy”Yuan	Chief Technology Officer	37	May 15, 2017 – Present	Full-time
Luke Weston	Chief Operating Officer	41	January 4, 2021 – Present	Full-time
Directors:
Mingshu S. Zhao	Director	38	May 15, 2017 –Present	N/A
Zaoshi Yuan	Director	37	May 15, 2017 –Present	N/A
Akash Bedi	Director	37	October 26, 2021 – Present	N/A
Significant Employees:
Yiqing “Eva” Miao	Head of Finance	36	November 30, 2020 – Present	Full-time
Eric Wong	Head of Engineering	57	May 15, 2017 – Present	Full-time

Executive Officers and Directors

Ming Zhao, Chief Executive Officer and Director:

Ming is the CEO and Co-Founder of Life Spectacular. Ming holds an MBA degree from Harvard Business School, is a third-generation entrepreneur and is bilingual in English and Chinese.

Prior to founding Life Spectacular, she built and led the Partnerships Team at NerdWallet, a consumer fintech company from 2014 to 2016. Before that, she was a fund of hedge funds investor at the Pacific Alternative Asset Management Company (PAAMCO) from 2011-2013. And prior to that, she was a Private Equity Investor at Bain Capital from 2008-2010, investing in consumer, technology and biotech companies globally. She started her career in Strategy Consulting at the Boston Consulting Group, where she advised Fortune 500 companies on their strategy, operations and distribution.

Zaoshi “Amy” Yuan, Chief Technology Officer and Director:

Amy is the CTO and Co-Founder of Life Spectacular. She is a computational physicist and participated in scientific simulations on one of the largest super-computer in the world. She also has 8 publications in leading peer-reviewed physics scientific journals.

She is a data scientist and an engineer with a background in math, physics, and high-performance computing with a Postdoctoral Chemical Engineering degree from Stanford University and a PhD in Computational Physics from The University of Southern California.

Prior to founding Life Spectacular, Amy was the Lead Data Scientist at Lyra Health from 2015-2017. And prior to that, she was a Lead Data Scientist at McKesson from 2015-2016. At both of these companies, she developed data products that enable better care for people through the use of technology.

Luke Weston, Chief Operating Officer

Luke is the COO of PROVEN. Luke holds an MBA from Harvard Business School, and is an experienced leader in e-commerce and beauty.

Prior to joining PROVEN, in 2020, Luke was the Chief Digital Officer for L’Oreal’s Luxe division in 2020 where he oversaw all of their digital and e-commerce efforts. Prior to that, he was the Chief Revenue Officer at Function of Beauty from 2018-2019, overseeing their rapid expansion into new products and over 30 new geographies. Prior to that, he was the Chief Strategy Officer at Melissa & Doug from 2016 to 2017. And prior to that, he held positions of increasing responsibility at Unilever, McKinsey, and Colgate-Palmolive from 2003-2015.

Akash Bedi, Director

Akash Bedi currently serves as the Chief Strategy and Operations officer at H&H Group. As part of his role at H&H Group, Akash is responsible for developing the strategy and business development roadmap and strengthening the Group’s industry and market insight capabilities. Prior to joining H&H Group in 2018, Akash held the position of Director, Global Consumer & Retail at HSBC for over 10 years where he worked on M&A transactions from its global offices in New York, London and Hong Kong.

Yiqing “Eva” Miao, Head of Finance

Eva Miao is the Head of Finance at PROVEN where she oversees the company’s Finance and HR functions. She holds an MBA from Darden School of Business, University of Virginia. She is a Finance and Operations professional with extensive leadership experience in public accounting, FP&A, investment banking, and business operations in both established and emerging markets.

Prior to joining PROVEN, Eva was Chief of Staff to the CEO and Head of FP&A and Investor Relations at Genuity Science, a global genomic big data company with operations in the U.S., Ireland, and China, from 2018 to 2020. From 2015 to 2018, she worked as an investment banker at Jefferies and Morgan Partners in NYC and Boston, respectively, where she helped tech and biotech companies on fund-raising and M&A transactions. Before that, Eva was a consultant at PwC, from 2011-2013, where she conducted auditing, transaction services, and M&A advisory work for global clients.

Eric Wong, Head of Engineering

Eric has been the company’s Head of Engineering since May 2017. Eric is a tech startup veteran who brings a wealth of experience to PROVEN. From being the first Engineer at mental health unicorn, Lyra Heath to building financial platforms for developing countries in West Africa, Eric is devoted to enabling innovation in mission driven startups in FinTech, Gaming, Marketing, Biomics and now AI Powered Personalized Beauty.

Compensation Of Directors and Executive Officers

For the fiscal year ended December 31, 2021 we compensated our two directors and our executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Ming S. Zhao	CEO	$162,083	$0	$162,083
Zaoshi Yuan	CTO	$168,750	$0	$168,750
Luke Weston	COO	$140,000	$98,424	$238,424

For the fiscal year ended December 31, 2021, we did not pay our directors in their capacity as directors. There are three directors in this group.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of December 31, 2021, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner(1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)
Common Stock	Ming S. Zhao	8,000,000	24.27%	30.37%
Common Stock	Zaoshi Yuan	7,500,000	22.75%	28.47%
Common Stock	All current officers and directors as a group (4 people in this group)	15,500,000	47.05%	58.84%
Series A-2 Preferred Stock(3)	New H2 Limited (4)	2,263,595	15.50%	95.81%

(1)	The address for all the executive officers, directors, and beneficial owners is c/o Life Spectacular, Inc., 7901 4th St N, STE 4916, St. Petersburg, Florida 33702.

(2)	The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

(3)	With the exception of Luke Weston, who owns 102,066 shares of the company’s Series Seed-7 Preferred Stock, none of the company’s officers and directors owns any shares of the company’s preferred stock.

(4)	New H2 Limited is owned by Health & Happiness Group. Akash Bedi is H2 Limited’s designated member of the company’s board of directors and disclaims beneficial ownership of the shares of Series A-2 Preferred Stock.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Subsequent to December 31, 2021, the company entered into a Simple Agreement for Future Equity Agreement with Noteworthy Holdings, Inc and invested $200,000. Noteworthy Holdings, Inc is controlled by Luke Weston, the Company’s Chief Operating Officer.

Item 6. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U.

Item 7. FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020

LIFE SPECTACULAR, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

Life Spectacular, Inc.

Opinion

We have audited the accompanying financial statements of Life Spectacular, Inc. dba Proven skincare (a Delaware corporation, the “Company”), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon

Newport Beach, California

April 29, 2022

LIFE SPECTACULAR, INC.

BALANCE SHEETS

	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$9,112,722	$3,195,157
Due from related parties	-	19,945
Inventory	3,464,021	1,063,974
Prepaid expenses and other current assets	690,231	1,394,003
Total current assets	13,266,974	5,673,079
Deposits	90,999	2,200
Total assets	$13,357,973	$5,675,279

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$3,300,589	$907,886
Accrued expenses	1,556,240	509,333
Deferred revenue	500,486	837,099
Due to related parties	303,217	-
Merchant advances	56,556	1,077,439
Loan payable, current	5,617,919	49,367
Total current liabilities	11,335,007	3,381,124
Loan payable	158,355	174,333
Future equity obligations	-	9,365,000
Total liabilities	11,493,362	12,920,457
Commitments and contingencies (Note 10)
Stockholders’ equity (deficit):
Series A-2 preferred stock, $0.00001 par value, 5,675,915 shares authorized, 2,362,626 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively; liquidation preference of $8,349,993 as of December 31, 2021	24	-
Series A preferred stock, $0.00001 par value, 6,717,483 shares authorized, 139,496 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively liquidation preference of $920,674 as of December 31, 2021	1	-
Series Seed preferred stock, $0.00001 par value, 17,599,544 shares authorized, 17,582,397 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively liquidation preference of $9,206,101 as of December 31, 2021	176	-
Common stock, $0.00001 par, 69,740,303 shares authorized, 26,344,104 and 26,048,835 shares issued and outstanding as of December 31, 2021 and 2020, respectively	263	260
Additional paid-in capital	71,114,533	6,650
Accumulated deficit	(69,250,386)	(7,252,088)
Total stockholders’ equity (deficit)	1,864,611	(7,245,178)
Total liabilities and stockholders’ equity (deficit)	$13,357,973	$5,675,279

See accompanying notes to these financial statements.

LIFE SPECTACULAR, INC.

STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2021	2020
Net revenues	$20,927,225	$9,707,160
Cost of net revenues	5,845,762	3,267,914
Gross profit	15,081,463	6,439,246

Operating expenses:
General and administrative	2,799,713	1,880,166
Sales and marketing	18,244,740	6,556,793
Research and development	2,236,105	674,628
Total operating expenses	23,280,558	9,111,587

Loss from operations	(8,199,095)	(2,672,341)

Other income (expense):
Interest expense	(805,499)	(163,205)
Change in fair value of future equity obligations	(52,993,704)	(45,717)
Other income	-	7,000
Total other income (expense), net	(53,799,203)	(201,922)

Provision for income taxes	-	-
Net loss	$(61,998,298)	$(2,874,263)

Weighted average common shares outstanding - basic and diluted	26,172,605	26,048,835
Net loss per common share - basic and diluted	$(2.37)	$(0.11)

See accompanying notes to these financial statements.

LIFE SPECTACULAR, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Series A-2 Preferred Stock		Series A Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)

Balances at December 31, 2019	-	$-	-	$-	-	$-	26,048,835	$260	$6,650	$(4,377,825)	$(4,370,915)
Net loss	-	-	-	-	-	-	-	-	-	(2,874,263)	(2,874,263)
Balances at December 31, 2020	-	-	-	-	-	-	26,048,835	260	6,650	(7,252,088)	(7,245,178)
Issuance of preferred stock pursuant to conversion of future equity obligations	-	-	17,147	-	17,582,397	176	-	-	62,358,528	-	62,358,704
Issuance of Series A and Series A-2 preferred stock	2,362,626	24	122,349	1	-	-	-	-	9,162,368	-	9,162,393
Offering costs	-	-	-	-	-	-	-	-	(588,551)	-	(588,551)
Exercise of stock options	-	-	-	-	-	-	295,269	3	74,798	-	74,801
Stock-based compensation	-	-	-	-	-	-	-	-	100,740	-	100,740
Net loss	-	-	-	-	-	-	-	-	-	(61,998,298)	(61,998,298)
Balances at December 31, 2021	2,362,626	$24	139,496	$1	17,582,397	$176	26,344,104	$263	$71,114,533	(69,250,386)	1,864,611

See accompanying notes to these financial statements.

LIFE SPECTACULAR, INC.

STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(61,998,298)	$(2,874,263)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of future equity obligations	52,993,704	45,717
Stock-based compensation	100,740	-
Other income - PPP forgiveness	(73,800)	-
Changes in operating assets and liabilities:
Inventory	(2,400,047)	(955,917)
Prepaid expenses and other current assets	1,751,047	363,751
Accounts payable	2,392,703	647,734
Accrued expenses	1,046,907	506,483
Deferred revenue	(336,613)	785,379
Net cash used in operating activities	(6,523,657)	(1,481,116)
Cash flows from investing activities:
Proceeds (repayments) from related parties	19,945	(11,897)
Deposits	(88,799)	-
Net cash used in investing activities	(68,854)	(11,897)
Cash flows from financing activities:
Due to related parties	303,217	-
Repayments of merchant advances	(2,059,703)	(614,024)
Proceeds from future equity obligations	-	3,110,000
Proceeds from loans payable	13,968,324	223,700
Repayments of loans payable	(8,350,405)	-
Issuance of Series A and A-2 preferred stock	9,162,393	-
Offering costs	(588,551)	-
Exercise of stock options	74,801	-
Net cash provided by financing activities	12,510,076	2,719,675
Net increase in cash and cash equivalents	5,917,565	1,226,663
Cash and cash equivalents at beginning of year	3,195,157	1,968,494
Cash and cash equivalents at end of year	$9,112,722	$3,195,157

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$797,144	$-

Supplemental disclosure of non-cash financing activities:
Merchant advances	$1,047,276	$1,688,100
Warrants issued with Series A financing	$3,301,848	$-

See accompanying notes to these financial statements.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Life Spectacular, Inc. (the “Company”) is a corporation formed on May 15, 2017 under the laws of the State of Delaware. The Company sells customized skincare products through its website and online platform to individual customers directly. The Company is headquartered in St. Petersburg, Florida.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $61,998,298 and $2,874,263 for the years ended December 31, 2021 and 2020, respectively, and has used cash in operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations through its increasing revenues and profit margins, current capital on hand, credit availability under its Future Receipts Purchase Master Agreement (Note 6), and the sale of equity through its current Regulation A offering as well as equity financing that may be available to us. We, therefore, believe that any substantial doubt about the Company’s ability to continue as a going concern has been alleviated.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

Stock Split

On May 24, 2021, the Company effectuated a 3-for-1 forward stock split of its issued and outstanding shares of common stock. Furthermore, on June 23, 2021 and October 22, 2021, the Company filed an Amended and Restated Certificate of Incorporation that authorized the Company to issue a total of (i) 69,740,303 shares of common stock, $0.00001 par value per share and (ii) 29,975,795 shares of preferred stock, $0.00001 par value per share. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory, revenue recognition, the valuations of common stock, and future equity obligations. The Company bases its estimates on historical experience, known trends, and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

The carrying values of the Company’s accounts receivable, prepaid expenses, accounts payable, and accrued expenses and approximate their fair values due to the short maturity of these instruments. The Company’s future equity obligations are carried at fair value, determined based on Level 3 inputs in the fair value hierarchy described above (see Notes 4 and 7).

Inventory

Inventories consist of components, finished goods, and products in transit from the Company’s suppliers. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of goods sold to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

As of December 31, 2021 and 2020, inventory included approximately $398,000 and $364,000 in transit, respectively.

Revenue Recognition

The Company determines revenue recognition through the following steps in accordance with ASC 606, Revenue from Contracts with Customers (ASC 606):

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company derives its revenue solely from e-commerce transactions, which is considered a single performance obligation. Revenue is recognized at the time the product is shipped to the customer, which is the point in time when control is transferred.

The Company deducts discounts, sales tax, and estimated refunds to arrive at net revenue. Sales tax collected from clients is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs in sales and marketing expense, and are therefore not evaluated as a separate performance obligation.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

Contract Liability

Contract liabilities are recorded when a customer pays consideration, or the Company has a right to an amount of consideration that is unconditional, before the transfer of a good or service to the customer and thus represent the Company’s obligation to transfer the good or service to the customer at a future date. The Company’s contract liabilities are included as deferred revenue on the balance sheets and consist of (i) payments received in advance of product delivery to the customer and (ii) the promise of future products to be delivered to existing customers. As of December 31, 2021 and 2020, total contract liabilities were $500,486 and $837,099, respectively. The Company expects deferred revenue for all contract liabilities to be recognized within one year.

Cost of Revenue

Cost of revenue consists of the costs of inventory sold, packaging materials costs, inbound freight, and customs and duties.

Sales and Marketing

Sales and marketing expenses include fulfillment center operations, third-party logistics costs, and payment processing fees, as well as marketing and advertising costs.

The Company also includes outbound freight associated with shipping goods to customers as a component of sales and marketing expenses. During the years ended December 31, 2021 and 2020, shipping and handling costs were $1,254,970 and $779,150, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits costs, professional services and information technology.

Advertising Costs

Advertising costs are included in sale and marketing expenses and are expensed as incurred. Advertising costs were $11,450,934 and $4,337,525 for the years ended December 31, 2021 and 2020, respectively.

Research and Development Costs

Costs related to the development of the Company’s products and future offerings are included in research and development expenses and are expensed as incurred.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Future Equity Obligations

The Company accounts for its Simple Agreements for Future Equity (“SAFEs”) as derivative liabilities under the FASB’s ASC section 815-10 and ASC section 815-40.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

Deferred Offering Costs

The Company complies with the requirements of ASC 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2021 and 2020 are as follows:

	December 31,
	2021	2020
Series A-2 Preferred Stock (convertible to common stock)	2,362,626
Series A Preferred Stock (convertible to common stock)	139,496	-
Series Seed Preferred Stock (convertible to common stock)	17,582,397	-
Preferred stock warrants	3,082,111	-
Stock options	1,309,785	-
Total potentially dilutive shares	24,476,415	-

As of December 31, 2020, there was an indeterminable number of shares that were potentially dilutive based on the Company’s outstanding future equity obligations (see Note 7).

Recently Issued and Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2020, the FASB issued ASU 2020-06, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for convertible debt with a cash conversion feature and convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt and will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that is within the scope of ASU 2020-06. ASU 2020-06 is applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company has elected to early adopt this ASU and the adoption of this ASU did not have a material impact on the Company’s financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities are subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

Fair Value Measurements as of December 31, 2021 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:	$-	$-	$-	$-
Future equity obligations	$-	$-	$-	$-

	Fair Value Measurements as of December 31, 2020 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:	$-	$-	$9,365,000	$9,365,000
Future equity obligations	$-	$-	$9,365,000	$9,365,000

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

The Company measures the future equity obligations at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The future equity obligations may change significantly as additional data is obtained, impacting the Company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in the current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company’s results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

The following table presents changes in Level 3 liabilities measured at fair value for the years ended December 31, 2021amd 2020:

Future Equity Obligations
Balance, December 31, 2019	$6,209,283
Issuance of future equity obligations	3,110,000
Change in fair value	45,717
Balance, December 31, 2020	9,365,000
Change in fair value	52,993,704
Conversion into shares of preferred stock	(62,358,704)
Balance, December 31, 2021	$-

During the year ended December 31, 2020, the changes in the fair value resulted from an adjustment to the terms of the underlying agreements and the valuations and estimates made to the probability of the various outcomes. In 2021, upon the Company’s equity financing, all outstanding future equity obligations were automatically converted into shares of preferred stock (see Note 7). Immediately prior to the conversion, the Company recorded a fair value adjustment to reflect the number of shares that the obligations converted into at the underlying fair value of the preferred stock.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2021	2020
Merchant advance credit	$-	$590,642
Prepaid inventory and deposits	329,915	781,371
Advertising	250,895	-
Other operating expenses	109,421	21,990
	$690,231	$1,394,003

6.	DEBT

Merchant Advances

The Company has entered into revenue-share with one lender. In connection with the agreements, the Company receives an advance in the form of credit (merchant advance credit) to be used for selected vendor transactions or approved vendor transactions. The Company repays its outstanding merchant advance based upon a percentage of future receivables through payment-processor receipts. The Company is responsible for paying the merchant advance regardless of whether the merchant advance credit is utilized.

During the years ended December 31, 2021 and 2020, the Company received merchant advances totaling $1,047,275 and $1,688,100, respectively, including transaction fees of $108,000 and $163,100, respectively. Merchant advance transaction fees are included as interest expense in the statements of operations. During the years ended December 31, 2021 and 2020, the Company made repayments on merchant advances totaling $2,059,703 and $614,024, respectively. As of December 31, 2021 and 2020, amounts owed under merchant advance arrangements were $56,555 and $1,077,439, respectively.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2021 and 2020, the Company had $0 and $590,642 of unused merchant advance credit, which are included in prepaid expenses and other current assets in the balance sheets.

Loan Payable

In January 2021, the Company entered into a Credit and Security Agreement for proceeds of $1,300,000. The note bore interest at 11.75% per annum and matured on January 14, 2022. The loan was fully repaid by October 2021. Interest expense was $63,967 pertaining to the loan for the year ended December 31, 2021.

In February 2021, the Company also entered into a Future Receipts Purchase Master Agreement with one lender and received total proceeds of $12,668,338 from 8 financings throughout 2021. The Company pays back a fixed recurring amount monthly over 12-month period to each financing. The loans bear interest from 7% - 8.3% and mature at various times between February 11, 2022, and September 20, 2022. Interest expense was $636,438 pertaining to these loan for the year ended December 31, 2021. Total repayments for these agreements were $7,050,404 during 2021, and $5,617,919 remained outstanding as of December 31, 2021. The Credit cap available to the Company is based on annual recurring revenue and changes periodically.

In May 2020, the Company entered into a loan with a lender in an aggregate principal amount of $73,800 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan was evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loan bore interest at a fixed rate of one percent (1%) per annum, with the first year of interest deferred, an initial term of two years, and was unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for the forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provided for customary events of default including, among other things, cross-defaults on any other loan with the lender. In May 2021, the Company received notification of full forgiveness of the PPP Loan.

The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program. During 2020, the Company was notified that its EIDL application was approved by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The Loan matures in thirty years from the effective date of the Loan and has a fixed interest rate of 3.75% per annum. The Loan has repayment terms that commence one year after the origination date.

7.	FUTURE EQUITY OBLIGATIONS

Through December 31, 2018, the Company entered into Simple Agreements for Future Equity (“SAFE”) for an aggregate purchase amount of $2,403,171 (“Initial SAFEs”). During the year ended December 31, 2019, the Company entered into SAFEs for an aggregate purchase amount of $3,806,112 (“2019 SAFEs”). In 2020, the Company received an additional $3,110,000 in proceeds from SAFEs (“2020 SAFEs”).

The agreements, which provide the right of the investors to future equity in the Company, are subject to a range of valuation caps. The Initial SAFEs have valuation caps ranging from $5,700,000 to $15,000,000, the 2019 SAFEs have valuation caps of $12,000,000, and the 2020 SAFEs have valuation caps ranging from $30,000,000 - $60,000,000.

If there is a preferred equity financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares of either a) a number of shares of Standard Preferred Stock equal to the purchase amount divided by the cash price per share of the Standard Preferred Stock, if the pre-money valuation applicable to the new investors is less than or equal to the valuation cap; or b) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price. The Safe Price is defined as the valuation cap divided by the number of dilutive shares outstanding.

In October 2021, the Company completed an equity financing of Series Seed Preferred Stock (see Note 8) at a price per share of $3.53. Upon this financing, all of the outstanding SAFEs automatically converted into 17,147 shares of Series A Preferred and 17,582,397 shares of Series Seed Preferred Stock at an aggregate fair value of $62,358,704. After the financing, there were no SAFEs outstanding.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

8.	STOCKHOLDERS’ DEFICIT

Preferred Stock

The Company’s Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on October 22, 2021, authorized the Company to issue a total of 29,975,795 shares of Preferred Stock, $0.00001 par value per share, of which (i) 1,077,005 shares were designated as Series Seed-1 Preferred Stock, (ii) 1,292,514 shares were designated as Series Seed-2 Preferred Stock, (iii) 30,618 shares were designated as Series Seed-3 Preferred Stock, (iv) 5,884,428 shares were designated as Series Seed-4 Preferred Stock, (v) 6,531,944 shares were designated as Series Seed-5 Preferred Stock, (vi) 2,357,622 shares were designated as Series Seed-6 Preferred Stock, (vii) 408,266 shares were designated as Series Seed-7 Preferred Stock, (viii) 6,717,483 shares were designated as Series A Preferred Stock, and (ix) 5,675,915 shares were designated as Series A-2 Preferred Stock. On the accompanying balance sheets, the various Series Seed Preferred Stock are presented in aggregate as Series Seed Preferred Stock.

As of December 31, 2021, there were (i) 1,077,005 shares of Series Seed-1 Preferred Stock issued and outstanding, (ii) 1,292,514 shares of Series Seed-2 Preferred Stock issued and outstanding, (iii) 30,618 shares of Series Seed-3 Preferred Stock issued and outstanding, (iv) 5,884,428 shares of Series Seed-4 Preferred Stock issued and outstanding, (v) 6,531,944 shares of Series Seed-5 Preferred Stock issued and outstanding, (vi) 2,357,622 shares of Series Seed-6 Preferred Stock issued and outstanding, (vii) 408,266 shares of Series Seed-7 Preferred Stock issued and outstanding, (viii) 139,496 shares of Series A Preferred Stock issued and outstanding, and (ix) 2,362,626 shares of Series A-2 Preferred Stock issued and outstanding. There were no shares of Preferred Stock outstanding as of December 31, 2020.

The holders of each class of stock shall have the following rights and preferences:

Common Stock: Each holder of shares of Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited. The holders of the Common Stock are entitled to elect, remove and replace all directors of the Company, other than the director elected by the holders of Series A-2 Preferred Stock. The holders of the Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, subject to the rights of any senior Preferred Stock that may then be outstanding, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors. In the event of the company’s liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any senior Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock.

Preferred Stock: See descriptions of the Preferred Stock rights and preferences set forth in the “Dividends”, “Voting”, and “Liquidation” sections below.

Dividends

The holders of the Company’s Series A-2 Preferred Stock are entitled to receive, only if declared by the Board of Directors, dividends at the rate of 8% of the original issue price of such stock prior and in preference to any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock first receive, or simultaneously receive, in addition to the Series A-2 Preferred Stock dividend, a dividend on each outstanding share of Preferred Stock as set forth in the Company’s Amended and Restated Certificate of Incorporation.

Voting

Shares of Preferred Stock except the Series A-2 Preferred Stock shall be non-voting and shall not be entitled to vote on any matter submitted to a vote of stockholders of the company. Each holder of Series A-2 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock held by such holder as if the shares of Series A-2 Preferred Stock held by such holder were converted into shares of Common Stock. Subject to the provisions of the Company’s Amended and Restated Certificate of Incorporation, the holders of Series A-2 Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company or Deemed Liquidation Event as the case may be, the holders of shares of Series A-2 Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to its stockholders pro rata based on the number of shares held by each such holder on an as-converted to Common Stock basis.

Conversion

A portion or all of the shares of Preferred Stock may, upon the election of a majority of the outstanding shares of Preferred Stock, specified by vote or written consent, be converted at any time into fully-paid and nonassessable shares of Common Stock. The initial conversion rate shall be one-for-one. The conversion rate shall change as provided in the Amended and Restated Certificate of Incorporation.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

2021 Transactions

In August 2021, the Company launched a Regulation A financing to issue and sell up to 9,090,909 Units at a price of $6.60 per Unit, with each Unit comprising (i) 0.7 shares of the Company’s Series A Preferred Stock per Unit and (ii) 0.3 shares of the Company’s Common Stock per unit held by the founders of the Company, pursuant to an Offering Circular filed with the Securities and Exchange Commission. The Company reserved 6,363,636 shares of Common Stock for issuance upon conversion of the Series A Preferred Stock to be authorized pursuant to the Company’s Amended and Restated Certificate of Incorporation. Through December 31, 2021, the Company has issued 107,198 shares of Series A Preferred Stock pursuant to the offering for gross proceeds of $1,010,724. Of the gross proceeds, $707,507 has been allocated to the Series A preferred stock and included as part of additional paid-in capital and $303,217 is payable to selling shareholders in the Regulation A financing and included in due to related parties as of December 31, 2021 in the accompanying balance sheets.

On October 14, 2021, the Company closed a Series A Preferred Stock financing, issuing to new investors an aggregate of 15,151 shares of Series A Preferred Stock at a price per share of $6.60. Upon this financing, the outstanding SAFEs in the aggregate amount of $9,319,283 automatically converted into 17,147 shares of Series A Preferred Stock and 17,582,397 shares of various subclasses of Series Seed Preferred Stock. After the financing, there were no SAFEs outstanding.

On October 26, 2021, the Company closed a Series A-2 Preferred Stock financing, issuing to new investors an aggregate of 2,362,626 shares of Series A-2 Preferred Stock at a price per share of $3.5342.

Common Stock

On May 24, 2021, the Company effectuated a 3-for-1 forward stock split of its issued and outstanding shares of common stock. Furthermore, on June 23, 2021 and October 22, 2021, the Company filed an Amended and Restated Certificate of Incorporation that authorized the Company to issue a total of (i) 69,740,303 shares of common stock, $0.00001 par value per share and (ii) 29,975,795 shares of preferred stock, $0.00001 par value per share. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

In 2021, option holders exercised options for 295,629 shares of common stock for proceeds of $74,801.

Each holder of common stock will be entitled to one vote for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro-rata based on the number of shares held, subject to the liquidation preference of the preferred stock.

Life Spectacular, Inc. 2017 Stock Plan

The Company has adopted the Life Spectacular, Inc. 2017 Stock Plan (“2017 Plan”), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan, as amended and restated, was 14,550,910 shares as of December 31, 2021. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. As of December 31, 2021, there were 12,945,856 shares available for grant.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2020	-	$-	$-
Granted	1,647,453	0.25
Exercised	(295,269)	0.25
Forfeited	(42,399)	0.25
Outstanding as of December 31, 2021	1,309,785	$0.25	$-

Exercisable as of December 31, 2021	301,259	$0.25	$-

As of December 31, 2021, the weighted average duration to expiration of outstanding options was 9.2 years.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended December 31,
	2021	2020
Risk-free interest rate	0.69%	n/a
Expected term (in years)	6.04	n/a
Expected volatility	55.00%	n/a
Expected dividend yield	0%	n/a
Fair value per stock option	$0.13	n/a

The total grant-date fair value of the options granted during the years ended December 31, 2021 was $214,169. Stock-based compensation expense for stock options of $100,740 was recognized under FASB ASC 718 for the year ended December 31, 2021. Total unrecognized compensation costs related to non-vested stock option awards amounted to $113,430 as of December 31, 2021, which will be recognized over a weighted-average period of 2.5 years.

Warrants

In connection with the Company’s Series A financing (see Note 7), in October 2021 the Company granted 2,846,421 warrants to purchase Series A preferred stock to an investor. The warrants have an exercise price of $4.2410 per share and expire on the earlier of the first anniversary of the issuance date, the closing of an IPO or sale of the Company. The warrants were valued using the Black-Scholes option pricing model using similar inputs to those described for stock options and had a grant-date fair value of $1.16 per share, or total fair value of $3,301,848. The warrants were determined to be equity classified per ASC 480-10 and were recognized as offering costs of the underlying preferred stock issued. Accordingly, the value both decreased and increased additional paid-in capital for net no effect in the financial statements.

In connection with the Company’s planned Regulation A offering (see Note 8), in January 2021 the Company granted contingent warrants to Crush Capital, Inc., which contained both vesting terms and financing events that were required to occur before the underlying warrants were exercisable, including the initial sale of shares under the Regulation A financing. The number of warrants granted amounts to an equity value of $2,222,222 divided by the price of the capital stock sold in the Regulation A financing. The number of total warrants issued to Crush Capital, Inc. were 336,700 shares based on the Regulation A price of $6.60 per unit, consisting of 235,690 warrants to purchase Series A preferred stock issued by the Company and 101,010 common stock warrants to purchase Common Stock issued by the selling shareholders. The warrants vest based on three tranches of 34%, 33% and 33% pursuant to specified milestones. As of December 31, 2021, no warrants had vested and vesting was uncertain and not considered probable. The warrants will be recognized as offering costs of the underlying stock issued when recognition occurs. During 2022, the first tranche was vested; however, the Company does not expect the remaining tranches to vest based on the circumstances as of the date of these financial statements.

As of December 31, 2021, the Company had 3,082,111 preferred stock warrants outstanding.

9.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, research and development and net operating loss carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $4,719,768 and $2,133,012, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$3,976,530	$1,888,408
Research and development tax credit carryforwards	305,779	101,430
Cash to accrual differences	437,459	143,174
Valuation allowance	(4,719,768)	(2,133,012)
Net deferred tax assets	$-	$-

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2021 and 2020, cumulative losses through December 31, 2021, and no history of generating taxable income. Therefore, valuation allowances of $4,719,768 and $2,133,012 were recorded as of December 31, 2021 and 2020, respectively. Valuation allowance increased by $2,586,757 and $867,876 during the years ended December 31, 2021 and 2020, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2021 and 2020 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. On December 31, 2021 and 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $14,146,320 and $6,717,922, respectively, which may be carried forward indefinitely.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018 and subsequent tax years remain open to examination.

10.	COMMITMENTS AND CONTINGENCIES

Sales Tax

It was determined that the Company’s sales may be subject to sales tax in certain jurisdictions. The Company is currently assessing its positions and had an estimated liability of $569,937 and $472,411 for sales tax exposure as of December 31, 2021 and 2020, respectively. The Company believes that the ultimate resolution will not be materially different from the estimated liability recorded.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition, or results of operations.

11.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 29, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

In January 2022, the Company entered into a Simple Agreement for Future Equity Agreement with Noteworthy Holdings, Inc and invested $200,000. Noteworthy Holdings, Inc is controlled by Luke Weston, the Company’s Chief Operating Officer.

Subsequent to December 31, 2021, the Company received financing under the Future Receipts Purchase Master Agreement for approximately $6,500,000 (terms are the same in Note 6).

Subsequent to December 31, 2021, the Company has sold approximately 54,000 units pursuant to the Regulation A offering for gross proceeds of approximately $357,000.

Item 8. EXHIBITS

Exhibit No.	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390021031153/filename4.htm)
2.2	Amended and Restated Bylaws (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390021035025/ea143542ex2-2_lifespecta.htm)
3.1	Form of Selling Stockholder Irrevocable Power of Attorney (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390021035025/ea143542ex3-1_lifespecta.htm)
4.1	Form of Subscription Agreement (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390021035025/ea143542ex4-1_lifespecta.htm)
6.1	2017 Amended and Restated Stock Plan (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390021031153/filename8.htm)
8.1	Escrow Agreement (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390021035025/ea143542ex8-1_lifespecta.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Life Spectacular, Inc.

By Ming S. Zhao
Signature:	/s/ Ming S. Zhao
Chief Executive Officer

Date: April 29, 2022

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ming S. Zhao
Ming S. Zhao, Principal Executive Officer and Director

Date: April 29, 2022

/s/ Zaoshi Yuan
Zaoshi Yuan, Principal Financial Officer, Principal Accounting Officer and Director

Date: April 29, 2022

Akash Bedi, Director

Date: